EXHIBIT (a)(5)(vii)


To: All Marimba Employees
Re: Extension of the Offering Period under the Marimba, Inc. Voluntary Option
    Exchange Program.

Please read this message in its entirety.

Dear Marimba Employees:

This letter is to advise you that we have decided to extend the time period during which the offer is open under the Voluntary Option Exchange Program ("Option Exchange Program"). The offering period during which you may participate in the Option Exchange Program will no longer expire at 5:00 p.m., Pacific Time, on May 25, 2001. A new expiration date for the Option Exchange Program has not yet been determined. We have decided to extend the offering period under the Option Exchange Program for several reasons. First, we are actively considering changing the terms of the Option Exchange Program to offer exchange ratios that are more favorable for our employees. In addition, we wanted to give our employees more time to consider the supplemental information we provided on May 18, 2001 to ensure that each employee has the opportunity to make a fully informed decision regarding whether to participate, and to comply with the applicable securities laws and regulations.

We will advise you promptly of the new deadline for electing to participate or withdraw your election to participate in the Option Exchange Program as soon as it is determined. You do not need to take any action at this point. When the new deadline for participation has been determined, you will be given adequate time to decide whether to elect to exchange your outstanding options, withdraw your election to exchange options, or elect to exchange additional outstanding options. The extension of the offering period of the Option Exchange Program will also result in a change of the date that you will receive new option grants and alter the dates which apply to the outstanding options eligible to be included in the Offer to Exchange. These changes will be explained fully in an additional communication to you.

We appreciate your patience as we are working to conduct the Option Exchange Program in a manner which provides Marimba employees with the benefit of owning options that may have a greater potential to increase in value over time, and complies with the applicable securities laws and regulations. We will send a follow up communication as soon as practicable. Please contact me if you have any questions in the meantime.

Regards,

Jonathan

Jonathan Schoonmaker
Vice President, Human Resources
Marimba, Inc.